Exhibit (a)(5)(G)

FOR IMMEDIATE RELEASE

ALTABA ANNOUNCES FINAL RESULTS OF TENDER OFFER

NEW YORK — August 10, 2018 — Altaba Inc. (“Altaba” or the “Fund”) (NASDAQ: AABA) announced today the final results of its tender offer to purchase up to 195,000,000 (approximately 24%) shares of its common stock, at a price per share equal to (i) 0.35 American Depository Shares (“Alibaba ADSs”) of Alibaba Group Holding Limited, a Cayman Islands company (“Alibaba”), which are held by the Fund in its investment portfolio, less any Alibaba ADSs withheld to satisfy applicable withholding taxes and subject to adjustment for fractional Alibaba ADSs, and (ii) $8.93 in cash, less any cash withheld to satisfy applicable withholding taxes and without interest. The amount of the cash portion of the offer consideration was determined by multiplying the previously announced Alibaba VWAP of $178.5246 by 0.05. The tender offer expired on August 8, 2018 at 5:00 p.m., New York City time.

Based on the final count by Computershare Trust Company, N.A., the exchange agent for the tender offer, after adjusting for conditional tenders, a total of 358,184,048 shares of the Fund’s common stock were properly tendered and not properly withdrawn. Because the tender offer was oversubscribed, only 195,000,000 of such shares were accepted from tendering stockholders. These shares were allocated on a pro rata basis (except that “odd lot” holders’ shares were purchased on a priority basis). The Fund has been informed by the exchange agent that the proration factor for the tender offer is approximately 54.42%. The exchange agent will promptly issue payment for the shares accepted for purchase in the tender offer and return shares tendered in the tender offer but not accepted for purchase.

The aggregate purchase price for the shares purchased by the Fund in the tender offer is approximately 68,250,000 Alibaba ADSs and $1,741,350,000 in cash, excluding fees and expenses relating to the tender offer. Based on the closing price of Alibaba ADSs on the New York Stock Exchange on August 8, 2018, which was $177.52, the value per share of the offer consideration on such date was $71.06, which represented approximately 92.04% of Altaba’s current estimated net asset value per share and approximately 74.31% of Altaba’s most recently published net asset value per share, adjusted to reflect the closing stock price of Alibaba ADSs and the shares of common stock of Yahoo Japan Corporation (“Yahoo Japan”) on such date and before giving effect to deferred taxes on unrealized appreciation, in each case calculated as of August 8, 2018.

Also, pursuant to the related sale of Alibaba ADSs described in the Offer to Purchase relating to the tender offer, the Fund sold approximately 32,000,000 Alibaba ADSs at an average price of $178.91 per Alibaba ADS.

J.P. Morgan Securities LLC served as dealer manager for the tender offer, Innisfree M&A Incorporated is serving as information agent for the tender offer and Computershare Trust Company, N.A. is serving as exchange agent for the tender offer. For more information about the tender offer, please contact Innisfree M&A Incorporated at (877) 750-9497.

In addition, pursuant to the previously announced tender offer by Softbank Corp. for shares of common stock of Yahoo Japan, a total of 613,750,500 of the Fund’s Yahoo Japan shares will be purchased at a price of JPY 360 (approximately US$3.26) per share of Yahoo Japan. The tender offer was completed on August 8, 2018 and will be settled on August 15, 2018.

About Altaba Inc.

Altaba is an independent, publicly traded, non-diversified, closed-end management investment company registered under the 1940 Act. The Fund’s assets primarily—but not entirely—comprise two investments: the first a substantial position in Alibaba, which has become one of the world’s largest online retailers, and the second in Yahoo Japan Corporation, now a leading Japanese internet company.

Prior to June 16, 2017, Altaba was known as “Yahoo! Inc.” Altaba was created from Yahoo! Inc. after the sale of its operating businesses, at which time Yahoo! Inc. reorganized as an investment company, was renamed Altaba Inc., and began trading under the Nasdaq ticker symbol AABA.

Visit www.altaba.com for more information.

Investor Relations and Media Contact

Abernathy MacGregor

Alan Oshiki

212-371-5999

altaba@abmac.com

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